UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(3)
of the Securities Exchange Act of 1934

____________________________________

Almacenes Éxito S.A.
(Name of Subject Company (Issuer))

____________________________________

Cama Commercial Group, Corp.
Clarendon Worldwide S.A.
Fundación El Salvador del Mundo
Avelan Enterprise Ltd.
Francisco Javier Calleja Malaina

(Name of Filing Person (Offeror))

____________________________________

American Depositary Shares (ADS) each representing
8 Common Shares, par value COP 3.33 per share

(Title of Class of Securities)

02028M105
(CUSIP Number of Class of Securities)

Common Shares, par value COP 3.33 per share
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

____________________________________

Prolongación 59 Avenida Sur,
entre Avenida Olímpica y Calle El Progreso, #2934
San Salvador,
El Salvador 06015
Attn: Carlos Calleja, Gabriel Navarrete
+503 7871-3354

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

____________________________________

With a copy to:

Nicholas E. Rodriguez
Sey-Hyo Lee
Justin F. Hoffman
Winston & Strawn LLP
200 S Biscayne Blvd, Miami, FL 33131
(305) 910-0500

____________________________________

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
	☒	third-party tender offer subject to Rule 14d-1.
	☐	issuer tender offer subject to Rule 13e-4.
	☐	going-private transaction subject to Rule 13e-3.
	☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
	☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
	☒	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTION

This Schedule TO relates to the U.S. Offer to Purchase for Cash by the persons named on the cover page to this Schedule TO (the “Offerors”), of all of the issued and outstanding Common Shares, par value COP 3.33 per share (the “Shares”) of Almacenes Éxito S.A. (“Éxito”), a Colombian corporation (sociedade anónima), including Shares represented by American Depositary Shares, each representing eight Shares (the “ADSs”), from all holders of Shares resident in the United States (“U.S. holders”) and all holders of ADSs wherever located, as applicable, for cash at a purchase price of the Colombian peso equivalent of US$0.9053 per Share (payable in Colombian pesos) and US$7.2424 per ADS (payable in U.S. dollars), in each case without interest, and less any applicable withholding taxes and brokerage fees and commissions.

Item 1.       Summary Term Sheet

The information set forth in the section of the U.S. Offer to Purchase for Cash entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2.       Subject Company Information

(a)     The name of the subject company and the issuer of the securities to which this Schedule TO relates is Almacenes Éxito S.A. (“Éxito”), a Colombian corporation (sociedade anónima). Éxito’s principal executive offices are located at Carrera 48 No. 32B Sur – 139, Avenida Las Vegas, Envigado, Colombia. Its telephone number at such address is +57 604 6049696.

(b)    As of September 30, 2023, there were 1,297,864,359 issued and outstanding Shares, including 624,375,256 Shares underlying 78,046,907 issued and outstanding ADSs and 455,892,680 Shares represented by BDRs.

(c)     The information concerning the principal market in which the Shares are traded, and certain high and low sales prices for the ADSs and Shares in that principal market, is set forth in the sections “Summary Term Sheet” and “The U.S. Offer — Section 7. Price Range of Shares” of the U.S. Offer to Purchase for Cash, and is incorporated herein by reference.

Item 3.       Identity and Background of Filing Person

(a), (b) and (c) This Schedule TO is filed by the Offerors. The information set forth in the U.S. Offer to Purchase for Cash under the following captions is incorporated herein by reference:

•        “INTRODUCTION”

•        “THE U.S. OFFER — Section 10. Certain Information Concerning the Offerors”

•        “ANNEX A: Directors and Executive Officers of the Offerors”

Item 4.       Terms of the Transaction

(a)     The information set forth in the U.S. Offer to Purchase for Cash under the following captions is incorporated herein by reference:

•        “SUMMARY TERM SHEET”

•        “SPECIAL FACTORS — Section 1. Background of the Offers”

•        “SPECIAL FACTORS — Section 2. Purpose of and Reasons for the Offers”

•        “THE U.S. OFFER — Section 1. Terms of the U.S. Offer”

•        “THE U.S. OFFER — Section 2. Acceptance for Payment”

•        “THE U.S. OFFER — Section 3. Procedures for Accepting the U.S. Offer — Holders of Shares”

•        “THE U.S. OFFER — Section 4. Procedures for Accepting the U.S. Offer — Holders of ADSs”

•        “THE U.S. OFFER — Section 5. Tender Withdrawal Rights”

•        “THE U.S. OFFER — Section 6. Tax Consequences”

•        “THE U.S. OFFER — Section 7. Price Range of Shares and ADSs”

•        “THE U.S. OFFER — Section 8. Certain Information Concerning Almacenes Éxito S.A.”

•        “THE U.S. OFFER — Section 13. Effects on Market for Shares and Registration of Shares in the Colombian Securities Registry; Effects on Market for ADSs; Registration of Shares and ADSs Under the Exchange Act; Margin Regulations”

•        “THE U.S. OFFER — Section 14. Certain Legal Matters; Regulatory Approvals”

Item 5.       Past Contacts, Transactions, Negotiations and Agreements

(a)     and (b) The information set forth in the U.S. Offer to Purchase for Cash under the following captions is incorporated herein by reference:

•        “INTRODUCTION”

•        “SUMMARY TERM SHEET”

•        “SPECIAL FACTORS — Section 1. Background of the Offers”

•        “SPECIAL FACTORS — Section 2. Purpose of and Reasons for the Offers”

•        “SPECIAL FACTORS — Section 8. Related Party Transactions”

•        “THE U.S. OFFER — Section 1. Terms of the U.S. Offer — OPA Pre-Agreement”

Item 6.       Purposes of the Transaction and Plans or Proposals

For purposes of subsections (a), (c)(1) through (7), the information set forth in the U.S. Offer to Purchase for Cash under the following captions is incorporated herein by reference:

•        “SUMMARY TERM SHEET”

•        “SPECIAL FACTORS — Section 2 Purpose of and Reasons for the Offers”

•        “SPECIAL FACTORS — Section 3. Certain Effects of the Offers”

Item 7.       Source and Amount of Funds or Other Consideration

For purposes of subsections (a), (b), and (d), the information set forth in “THE U.S. OFFER — Section 11. Source and Amount of Funds” of the U.S. Offer to Purchase for Cash is incorporated herein by reference.

Item 8.       Interest in Securities of the Subject Company

(a)     The information set forth in the U.S. Offer to Purchase for Cash under the following captions is incorporated herein by reference:

•        “The U.S. OFFER — Section 10. Certain Information Concerning the Offerors”

(b)    The information set forth in the U.S. Offer to Purchase for Cash under the following captions is incorporated herein by reference:

•        “SPECIAL FACTORS — Section 1. Background of the Offers”

•        “The U.S. OFFER — Section 1. Terms of the U.S. Offer — OPA Pre-Agreement”

•        “The U.S. OFFER — Section 10. Certain Information about the Offerors”

Item 9.         Persons/Assets Retained, Employed, Compensated or Used

(a)       The information set forth in the U.S. Offer to Purchase for Cash under the following caption is incorporated herein by reference:

•        “The U.S. OFFER — Section 16. Fees and Expenses”

Item 10.       Financial Statements

(a)       Cama Commercial Group, Corp. (“Cama”) is the entity that will accept the Securities for purchase in the Offers and pay the Offer Price. Cama is a Panamanian corporation which is wholly owned by Clarendon Worldwide S.A. and has been formed to serve as an acquisition vehicle for the purpose of making the Offers.

The financial statements of Cama have not been provided as they are not considered material pursuant to Instruction 2 to Item 10 of Schedule TO.

(b)    Not applicable.

Item 11.       Additional Information

(a)(1)  The information set forth in the U.S. Offer to Purchase for Cash under the following captions is incorporated herein by reference:

•        “The U.S. OFFER — Section 1. Terms of the U.S. Offer — OPA Pre-Agreement”

(a)(2)  The information set forth in the U.S. Offer to Purchase for Cash under the following captions is incorporated herein by reference:

•        “SUMMARY TERM SHEET”

•        “SPECIAL FACTORS — Section 1. Background of the Offers”

•        “THE U.S. OFFER — Section 1. Terms of the U.S. Offer — OPA Pre-Agreement”

•        “THE U.S. OFFER — Section 14. Certain Legal Matters; Regulatory Approvals”

(a)(3)  The information set forth in the U.S. Offer to Purchase for Cash under the following captions is incorporated herein by reference:

•        “THE U.S. OFFER — Section 14. Certain Legal Matters; Regulatory Approvals”

(a)(4)  The information set forth in the U.S. Offer to Purchase for Cash under the following captions is incorporated herein by reference:

•        “SPECIAL FACTORS — Section 3. Certain Effects of the Offers”

(a)(5)  Not applicable.

(c)       The information set forth in the U.S. Offer to Purchase for Cash, the Form of Notice of Acceptance for Shares and the Form of Letter of Transmittal with respect to ADSs is incorporated herein by reference.

Item 12.     Exhibits

Exhibit No.	Description
(a)(1)(i)	U.S. Offer to Purchase for Cash, dated December 18, 2023.
(a)(1)(ii)	Form of ADS Letter of Transmittal.
(a)(1)(iii)	Form of Notice of Acceptance for Tenders of Shares held by U.S. Persons.
(a)(1)(iv)	Letters to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Shares).
(a)(1)(v)	Letters to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (ADSs).
(a)(1)(vi)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Shares).
(a)(1)(vii)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (ADSs).
(a)(1)(viii)	Form of Notice of Guaranteed Delivery (ADSs).
(a)(1)(ix)	Summary Publication published on December 18, 2023 in The New York Times.
(a)(2)	Not Applicable.
(a)(3)	Not Applicable.
(a)(4)	Not Applicable.
(a)(5)	Not Applicable.
(b)	None.
(c)	None.
(d)

OPA Pre-Agreement, dated October 13, 2023 (English translation) (incorporated by reference to the Form 6-K of Almacenes Éxito S.A. furnished to the Securities and Exchange Commission on November 13, 2023).

(e)	None.
(f)	None.
(g)	None.
(h)	Incorporated by reference herein as “The U.S. Offer — Section 6. Tax Consequences”.
107	Filing Fee Table

Item 13.     Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 18, 2023

CAMA COMMERCIAL GROUP, CORP.
Avelan Enterprise Ltd.
/s/ Francisco Javier Calleja Malaina
Francisco Javier Calleja Malaina, acting on behalf of Avelan Enterprise Ltd. President
CLARENDON WORLDWIDE S.A.
Avelan Enterprise Ltd.
/s/ Francisco Javier Calleja Malaina
Francisco Javier Calleja Malaina, acting on behalf of Avelan Enterprise Ltd. President
FUNDACION EL SALVADOR DEL MUNDO
Avelan Enterprise Ltd.
/s/ Francisco Javier Calleja Malaina
Francisco Javier Calleja Malaina, acting on behalf of Avelan Enterprise Ltd. Member
AVELAN ENTERPRISE LTD.
/s/ Francisco Javier Calleja Malaina
Francisco Javier Calleja Malaina Director
/s/ Francisco Javier Calleja Malaina
Francisco Javier Calleja Malaina